JERRY W. WALTON
Executive Vice President, Finance and Administration
And Chief Financial Officer

August 17, 2009

Via Electronic Filing: Label:corresp

Mr. Daniel Morris

Attorney-Advisor

U.S. Securities and Exchange Commission

Mail Stop 3561

Washington, D.C.  20549

Re:   J.B. Hunt Transport Services, Inc.

Form 10-K for the Year Ended December 31, 2008

Filed February 27, 2009

Definitive Proxy Statement on Schedule 14A

Filed March 20, 2009

File No. 000-11757

Dear Mr. Morris:

This letter is in response to your examination of our Form 10-K for the year ended December 31, 2008, our Schedule 14A filed on March 20, 2009 and your letter dated July 29, 2009.

Your comments and questions on the Schedule 14A have been duplicated for your convenience directly above our response.

Schedule 14A

Compensation Discussion and Analysis, page 19

2008 Compensation, page 22

Annual Bonus Award, page 24

Question:

1.               We note your response to our prior comment 2.  Please clarify how management will “communicate and adjust the progress payments” in the event that quarterly progress payments exceed the final annual bonus payout.  For example, tell us whether, if adjustments are made, this will be disclosed in the Compensation

Discussion and Analysis and what role, if any, the Compensation Committee will play in determining whether adjustments should be made.

Response:

Management will communicate with the bonus eligible employees via internal communication methods (e-mail or written memoranda) why the progress payments would be adjusted from the scheduled or expected payout amounts, detailing the reasons for such adjustments.  The Compensation Committee would be informed of any adjustments, but would not be asked to approve the progress payout adjustments.  Any changes, however, that affect the annual bonus plan payouts, as previously approved by the Compensation Committee, including quarterly progress payments that exceed the final annual bonus payout, must be approved by the Compensation Committee and appropriately disclosed in the Compensation Discussion Analysis   section of the Company’s Proxy Statement.

Sincerely,

/s/ Jerry W. Walton
Jerry W. Walton
Executive Vice President,
Finance and Administration and Chief Financial Officer